UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Craft Brew Alliance, Inc.
(Name of Issuer)

Common Stock, Par Value $0.005 per share
(Title of Class of Securities)

224122 10 1
(CUSIP Number)

Robert P. Widmer
Craft Brew Alliance, Inc.
929 North Russell Street
Portland, Oregon  97227-1733
Telephone:  (503) 281-2437
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Mary Ann Frantz
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon  97204
Telephone:  (503) 224-5858

August 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 224122 101	Page 2 of 7 pages

13D

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Robert P. Widmer

2.	Check the Appropriate Box if a Member of a Group
☒ (a)
☐ (b)

3.	SEC Use Only

4.	Source of Funds

Not applicable

5.	☐ Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

0

8.	Shared Voting Power

900,000

9.	Sole Dispositive Power

0

10.	Shared Dispositive Power

900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

900,000

CUSIP 224122 101	Page 3 of 7 pages

12.	☐ Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row 11

4.8%

14.	Type of Reporting Person

IN

CUSIP 224122 101	Page 4 of 7 pages

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Barbara B. Widmer

2.	Check the Appropriate Box if a Member of a Group
☒ (a)
☐ (b)

3.	SEC Use Only

4.	Source of Funds

Not applicable

5.	☐ Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

0

8.	Shared Voting Power

900,000

9.	Sole Dispositive Power

0

10.	Shared Dispositive Power

900,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

900,000

CUSIP 224122 101	Page 5 of 7 pages

12.	☐ Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row 11

4.8%

14.	Type of Reporting Person

IN

CUSIP 224122 101	Page 6 of 7 pages

This Amendment No. 4 amends the Schedule 13D/A filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2013 ("Amendment No. 3") to reflect the current ownership interest percentage of the Reporting Persons in the Issuer’s common stock, $0.005 par value (“Common Stock”). As of the filing of this Amendment No. 4, this change in ownership percentage resulted from the Reporting Persons having sold a total of 75,000 shares of Common Stock through a series of transactions, including 50,000 shares pursuant to a 10b5-1 Sales Plan dated December 4, 2012 and an additional 25,000 shares on August 30, 2013.

Item 4.	Purpose of Transaction.

Each Reporting Person may acquire or dispose of shares of Common Stock from time to time for personal reasons.  Mr. Widmer may, in the ordinary course of acting in his capacity as Vice President of Corporate Quality Assurance and Industry Relations of the Company, engage in activities relating to the strategy, business, assets, operations, and financial condition of the Issuer.

On December 4, 2012, Mr. Widmer entered into a 10b5-1 Sales Plan with Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Broker”) in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to which the Broker was authorized and directed to sell up to 50,000 shares of Common Stock during the period between January 3, 2013 and December 31, 2013, subject to satisfaction of certain events, including among others, sale price and volume limitations. The Plan has been fully executed.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)  Each of the Reporting Persons beneficially owns 900,000 shares of Common Stock, or 4.8 percent (based on 18,937,241 shares of Common Stock outstanding as of July 30, 2013, as reported on the Company's Quarterly Report on Form 10-Q filed August 7, 2013).  Each of the Reporting Persons has shared power to direct the vote and shared power to dispose of 900,000 shares of Common Stock.

(c)  During the past 60 days, the Reporting Persons sold 25,000 shares of Common Stock in open market transactions as described above on the date, at the average price per share, and at the range of sales prices indicated below:

Sale Date	Shares Sold	Average Sales Price	Range of Sales Prices

August 30, 2013	25,000 shares	at $12.00 per share[1]	$12.00 - $12.03

Note 1 - Multiple open market sales transactions were executed on this date. The range of sales prices for these transactions is to the right.  The Reporting Persons will provide to the staff complete information regarding each of these transactions upon request.

(d)  Not applicable.

(e)  The reporting persons ceased to be beneficial owners of more than five percent of the Common Stock on August 30, 2013.

CUSIP 224122 101	Page 7 of 7 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Plan described in Item 4 above was entered into between Mr. Widmer and the Broker effective December 4, 2012.  The Plan was structured to satisfy the conditions of Rule 10b5-1(c). Pursuant to the Plan, the Broker was authorized and directed to sell on Mr. Widmer’s behalf up to 50,000 shares of Common Stock between January 3, 2013 and December 31, 2013, subject to certain conditions, including, among others, trading price and volume limitations. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Plan, a copy of which is filed as Exhibit 99.2 to Amendment No. 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 –	Joint Filing Agreement dated February 11, 2010 is filed as Exhibit 99.1 to Schedule 13D filed February 16, 2010 and is incorporated herein by reference.
Exhibit 99.2 –
Rule 10b5-1 Sales Plan between Robert P. Widmer and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 4, 2012 is filed as Exhibit 99.2 to Schedule 13D/A filed January 23, 2013 and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 17, 2013

/s/ Robert P. Widmer
Robert P. Widmer

/s/ Barbara B. Widmer
Barbara B. Widmer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)